UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Innovega Inc.

(Exact name of registrant as specified in its charter)

Delaware	80-02036668
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11900 NE 1st St, Ste. 300, Bellevue, WA 98005

(Mailing Address of principal executive offices)

(425) 214-7300

Issuer’s telephone number, including area code

In this report, the term “Innovega” “we,” “us” or “the company” refers to Innovega Inc.

This semiannual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six-month period ended June 30, 2022. The financial statements included in this filing as of and for the six-month period ended June 30, 2022 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Innovega was incorporated under the laws of the State of Delaware on June 16, 2008, as “Innovega Inc.” Innovega is developing a display eyewear system for Extended Reality (XR) applications, which include Augmented, Virtual and Mixed Reality. Innovega’s Extended Reality eyewear system comprises novel, disposable, smart contact lenses or surgically implanted intraocular lenses, and lightweight, stylish display eyewear. The company has developed prototype contact lenses, intraocular lenses, and display eyewear. The contact lenses and intraocular lenses are regulated medical devices and require a market clearance or an approval from regulatory bodies before commercialization. Present contact lenses and intraocular lenses include proprietary two-state light polarizing filters and, in the future, may include other filter components. The display eyewear includes a microdisplay screen, electronics, operating software, and depending on the application may include cameras and other sensors. The contact lenses are currently in Phase III clinical investigations pursuant to FDA market clearance for the new lens material for standard daily wear indications. A subsequent de novo clinical trial must be conducted for the new indication for viewing a near eye wearable display. While daily wear contact lenses are generally classified as Class II, non-significant risk devices, the FDA will make a final ruling for the contact lenses as either Class II, non-significant risk or Class III, significant risk after the de novo submission. The intraocular lenses are optically designed in prototype form and without clinical development. The intraocular lenses are expected to require a de novo regulatory path as a Class III, significant risk device. The display eyewear will be submitted to the FDA for a market clearance as a Class I device before commercialization.

Innovega intends to license its display platform or sell proprietary components to companies that will produce and market Extended Reality lenses and eyewear for applications that could include quality of life enhancement for the sensory impaired, including the visually impaired and legally blind, and for those suffering cognitive or other impairments. Other applications may relate to: anytime and anywhere information and entertainment; telecommunications; video gaming; defense, security and intelligence, and enterprise; surgical visualization and telemedicine; and athlete training and sports analytics.

On March 31, 2021, the company commenced an offering under Regulation A under the Securities Act of 1933 pursuant to which it offered shares of its Series A-1 Preferred Stock and continued this Offering through another placement agent as of March 15, 2022 and this Series A-1 Preferred Stock offering on the StartEngine platform is expected to end on September 30, 2022 (collectively, the “Series A-1 Offering”).

2

Results of Operations

Period ended June 30, 2022 Compared to Period ended June 30, 2021

The company generated revenues in the first half of 2022 and 2021, $30,000 and $45,040, respectively. The revenue was generated as a continuation of a 4th quarter 2020 agreement to provide product and channel development relating to a product-level solution for the use by visually impaired, including the legally blind. The company has recorded the accompanying costs as cost of goods sold.

The company’s operating expenses consist primarily of research and development, clinical and regulatory costs, general and administrative, and business development expenses. General and administrative costs primarily consist of salaries and benefits of administrative employees, office expenses, legal fees, and other consultants. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies and materials, and consultants. Clinical and regulatory costs primarily consist of salaries and benefits of scientific and engineering staff, supplies and materials, and consultants. Business development costs primarily consist of salaries and benefits of business development and marketing employees, marketing expenses, and travel and conference costs.

●	General and administrative expenses decreased $1,004 to $367,889 for the period ended June 30, 2022 from $366,885 for the period ended June 30, 2021. This represents a 0.3% decrease.

●	Clinical and regulatory expenses decreased $58,651 to $304,637 for the period ended June 30, 2022 from $363,288 for the period ended June 30, 2021. This 16% decrease was primarily driven by reduced consultant fees related to regulatory activities.

●	Research and development expenses increased $132,905 to $642,718 for the period ended June 30, 2022 from $509,813 for the period ended June 30, 2021. This 26% increase was primarily driven by increased support overhead (contract labor and lab supplies) and rent for a new facility,

●	Business Development expenses decreased $17,801 to $131,437 for the period ended June 30, 2022 from $149,238 for the period ended June 30, 2021. This 12% decrease was primarily driven by decreased wages.

●	Interest expense decreased $57,314 to $11,901 for the period ended June 30, 2022 from $69,215 for the period ended June 30, 2021. This 83% decrease was due to the conversion of all convertible notes in May 2021.

As a result of the foregoing, the company generated a net loss of $1,424,666 for the period ended June 30, 2022 compared to a net loss of $1,308,434 for the period ended June 30, 2021. A 9% increase in net loss.

Since the end of the period covered by our financial statements, our legal and professional, wages, payments to contractors, and clinical and regulatory costs are expected to increase. Though interest expense has decreased as the convertible notes have converted to Preferred Stock in May 2021.

3

Liquidity and Capital Resources

At June 30, 2022 the company’s cash on hand was $1,882,539. The company is not generating significant revenues and requires the continued infusion of new capital to continue business operations. The company has recorded losses since inception but has raised capital through securities offerings. As of June 30, 2022, the company had net working capital of $1,292,475 and a stockholders’ equity of $1,094,431. The company has historically been capitalized by private equity offerings, including sales of preferred stock, convertible and SAFE notes. The company plans to continue to raise additional capital through promissory note issuances, equity issuances, and other usual methods available to an emerging growth company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

On March 15, 2022, the company continued an offering under Regulation A under the Securities Act of 1933 pursuant to which it offered shares of its Series A-1 Preferred Stock and this Series A-1 Preferred Stock offering on the StartEngine platform is expected to end on September 30, 2022 (the “Series A-1 Offering”).

The company received gross proceeds in the second calendar quarter 2022 amounting to $692,231 and offering costs, which were recorded as a reduction in capital in excess of par value, totalled $93,278, resulting in net proceeds of $598,953. The Series A-1 Offering will continue to be active until September 30, 2022 and the gross offering proceeds were approximately $6.3 million as of September 1, 2022.

4

Issuances of Equity, Convertible Notes and Other Indebtedness

Since inception, the company has primarily funded operations through the issuance of equity securities, convertible notes, and SAFE notes.

The company received total proceeds of $5,341,106 from issuances of Preferred Stock in the years 2017 through 2018. The company also received total proceeds of $149,089 from issuances of Common Stock from inception through December 31, 2020.

The company has previously issued both convertible debt and SAFE notes. In 2019, the company issued convertible promissory notes and SAFE notes for proceeds of $2,402,337 (net of issuance costs of $78,256) and $500,000, respectively. In 2020, and as of December 31, 2020, the company issued an additional $1,831,875 SAFE notes.

The company has received approximately $6.3 million in gross proceeds from the sale and issuances of its Series A-1 Preferred Stock in 2021 and 2022.

In March 2021, the company borrowed $100,000 from company CEO, Stephen Willey, in the form of a Promissory note, earning an interest rate of 1% per month. Also in March 2021, the Company borrowed $500,000 from three investors earning an interest rate of 1% per month, of which $50,000 was repaid in September 2021 and the remaining $450,000 was repaid in January 2022.

On August 31, 2022, the company issued three (3) promissory notes for an aggregate of $750,000. Each of these (3) three promissory notes have a maturity date of May 31, 2023 and bear interest at 18% annually. Interest is paid monthly at 1.5% per month.

The company currently has no material commitments for capital expenditures.

Trend Information

Markets

The company’s business prospects will be affected by the backdrop of market opportunities and industry dynamics. In 2021, Facebook IQ forecast between 2020 and 2024, a “6x increase in global spending on Virtual Reality (VR) and Augmented Reality (AR) In an article published by VentureBeat on April 25, 2020, the author referenced the following key elements of recent analyst forecasts:

Virtual Reality (VR)

●	Sales of VR headset in 2020 will fall below sales in 2018. The bulk and uncomfortable nature of all existing headsets has greatly disappointed users who expected that over time the form-factor would improve. It has not.

○	This information is important as it suggests that the failure of this market presents the need for the Innovega technology. Success of the market appears to be dependent on the solution to the comfort and performance limitations that exist today. To the Company’s knowledge, Oculus and Sony remain the only major suppliers. Company management believe the Company could develop VR smart glasses that users would find attractive.

5

Augmented Reality (AR)

●	By the end of 2019, 900 million users had downloaded AR applications onto their smartphones. By 2024, it is believed that this number of users could surge to over 2.5 billion.

○	This information is important to the company since the growth of AR will depend on the value and return on investment delivered to users. In turn, the value to the user will depend on the quality of the smart glasses’ user interface and the applications that it can deliver. The growing base of AR-enabled smartphones is encouraging developers to make available new and useful applications and content. Analysts believe that in order for users to fully leverage this vital base of applications and content, they will require innovation in smart glasses technologies.

●	Consumer smart glasses will initially be tethered to smart phones and thus access their content and capabilities. Apple has described its plan to release smart glasses as early as 2024. If this occurs, it is forecast that soon thereafter, smart glasses sales could reach tens of millions of units, and AR revenues could increase from a present $8 billion to $60 billion.

○	This information is important to the Company since consumer smart glass markets cannot grow until the AR ecosystem and relevant content are developed. Apple, Google, and Facebook have described their intent to develop these ecosystems and content. The company believes that these systems must be fully available for smart glasses developers to offer the required value to consumers. The Company’s go-to-market plan involves high-value solutions for vertical markets, preferring not to serve needs of consumer markets in advance of vital ecosystems and content.

●	Developers of smart glasses have responded to the lack of mass market ecosystem by identifying vertical markets where a tailored application can be developed. Microsoft has achieved success in commercializing its Hololens headset for use by enterprise workers and more recently by the military. Analysts estimate that sales of enterprise smart glasses will remain in the hundreds of thousands of units through 2021, but could reach millions of units by 2024.

○	The company believes that pre-2024, its management should place its focus on delivering high value to select vertical markets.

●	Since vertical markets will depend on well-defined and bundled applications, the majority of revenues will be earned from sale of purpose-built smart glasses hardware.

○	This information suggests the company should pursue a commercial strategy of developing and sharing smart glasses reference designs for select licensee partners that dominate specific vertical markets whose end-user needs are well-documented and yet remain under-served.

Consistent with these forecasts and recommendations that those developing wearable displays should initially pursue opportunities in vertical markets, the company elected to develop smart glasses and contact lenses for the visually impaired, including legally blind, patient community whose needs are well-documented and under-served. This is a non-enterprise application that enables the company to avoid the high level of competition that is already building in the enterprise sector. Following a success in serving the visually impaired patients, the company plans to review other patient markets.

Once it has proved its business model in one or more health care markets, the company will investigate opportunities to license its technology for use in non-medical vertical markets such as public safety and prosumer applications. When ecosystems become available to support consumer and other mass-market applications, the Company will also assess these potential opportunities.

Item 2. Other Information

In the belief of management, no other information that would be required to be reported on Form 1-U is required to be reported as of the date of this Report.

6

Item 3. Financial Statements

Innovega Inc.

Balance Sheet

	Unaudited	Audited
	June 30	December 31
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,882,539	$3,261,134
Accounts receivable	-	-
Other current assets	60,595	85,084
Total current assets	1,943,134	3,346,218

PROPERTY AND EQUIPMENT, net	408,444	148,205
INTANGIBLE ASSETS, net	746,427	676,932
OTHER ASSETS	141,941	141,941
Total assets	$3,239,947	$4,313,296

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$526,888	$284,410
Accrued expenses	123,300	109,401
Related Party Notes payable, current	-	450,000
Accrued note interest, current portion	471	471
Total current liabilities	650,659	844,282

LONG-TERM LIABILITIES
Accrued deferred wages	1,277,061	1,542,061
Related Party Notes payable	200,000	200,000
Deferred Rent	17,796	257
Total liabilities	2,145,516	2,586,600

STOCKHOLDERS’ DEFICIT

Common Stock, $0.0001 par value, 50,000,000 authorized and 10,447,968 and 9,447,968 outstanding at June 30, 2022 and December 31, 2021, respectively	220,944	944
Preferred Stock, Series Seed, $0.0001 par value, 3,518,238 authorized and outstanding at June 30, 2022 and December 31, 2021	678	678
Preferred Stock, Series A, $0.0001 par value, 7,734,301 authorized at June 30, 2022 and December 31, 2021, and 4,833,390 and 4,602,646 outstanding at June 30, 2022 and December 31, 2021, respectively	157	134
Additional paid in capital	15,814,267	15,241,889
Accumulated deficit	(14,941,615)	(13,516,949)
Total stockholders’ equity (deficit)	1,094,431	1,726,696
Total liabilities, and stockholders’ deficit	$3,239,947	$4,313,296

Accompanying notes are an integral part of these financial statements

F-1

Innovega Inc.

Statements of Operations

	Unaudited	Unaudited
	June 30 2022	June 30 2021

REVENUE	$30,000	$45,040
COST OF GOODS SOLD	-	13,577
Gross profit	30,000	31,463

OPERATING EXPENSES
Independent research and development	642,848	509,813
Clinical and regulatory costs	304,637	363,288
Business development	131,437	149,238
General and administrative expenses	367,889	366,885
Operating loss	(1,416,681)	(1,357,761)

Interest income	971	122
Other Income	2,945	-
Loan Forgiveness	-	118,420

LOSS BEFORE INCOME TAXES	(1,424,666)	(1,308,434)

INCOME TAXES	-	-
NET LOSS	$(1,424,666)	$(1,308,434)

Weighted average vested common shares outstanding:
Basic	10,447,968	9,407,968
Diluted	10,447,968	9,407,968

Net loss per common share
Basic	$(0.13)	$(0.14)
Diluted	$(0.13)	$(0.14)

Accompanying notes are an integral part of these unaudited financial statements

F-2

Innovega Inc.

Statements of Stockholders’ Equity (Deficit)

For the Periods Ended December 31, 2020, December 31, 2021 and June 30, 2022

					Additional		Total
	Common Shares		Preferred Shares		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2020	9,447,968	944	3,518,238	352	5,831,671	(10,714,304)	$(4,881,337)

Preferred, Series A			3,259,711	326	6,258,321		6,258,647
Stock compensation expense							-
Exercise of warrants							-
Net loss						(1,308,434)	(1,308,434)
Balance at June 30, 2021	9,447,968	$944	6,777,949	$678	$12,089,992	$(12,022,738)	$68,876

Preferred, Series A	-	-	1,342,935	134	2,972,614		2,972,748
Stock compensation expense					179,283	-	179,283
Exercise of warrants	-	-	-	-	-	-	-
Net loss						(1,494,211)	(1,494,211)
Balance at December 31, 2021	9,447,968	$944	8,120,884	$812	$15,241,889	$(13,516,949)	$1,726,696

Preferred, Series A			230,744	23	572,378		572,401
Stock compensation expense						-	-
Exercise of options	1,000,000	220,000	-	-		-	220,000
Net loss						(1,424,666)	(1,424,666)
Balance at June 30, 2022	10,447,968	$220,944	8,351,628	$835	$15,814,267	$(14,941,615)	$1,094,431

Accompanying notes are an integral part of these unaudited financial statements

F-3

Innovega Inc.

Statements of Cash Flows

	Unaudited	Unaudited
	June 30, 2022	June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,424,666)	$(1,308,434)
Adjustments to reconcile net cash to net loss
Depreciation and amortization	50,390	43,502

Stock compensation expense	-	-
Changes in operating assets and liabilities
Accounts receivable	-	-
Other current assets	24,489	17,868
Accounts payable	219,826	141,046
Accrued expenses	(165,910)	(100,626)
Accrued deferred wages	(45,000)	(29,351)
Net cash used in operating activities	(1,340,871)	(1,235,995)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(286,970)	(11,440)
Acquisition of intangible assets	(93,155)	(117,737)
Net cash used in investing activities	(380,125)	(129,177)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	220,000	-
Proceeds from SBA Loans	-	(12,058)
Proceeds from convertible debenture issuance, net of costs	-	-
Proceeds from SAFE notes, net of costs	-	-
Proceeds from/Repayments to shareholder note issuance	(450,000)	600,000
Proceeds from Preferred Stock, net of costs (includes note conversions)	572,401	1,307,768
Net cash provided by financing activities	342,401	1,895,710
NET INCREASE (DECREASE) IN CASH	(1,378,595)	530,538
CASH, beginning of period	3,261,134	1,506,369
CASH, end of period	$1,882,539	$2,036,907

CASH PAID FOR INTEREST	$11,901	$27,887

CASH PAID FOR TAXES	$-	$-

Accompanying notes are an integral part of these unaudited financial statements

F-4

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 1 – Organization and Basis of Presentation

Organization – Innovega Inc. (the Company) was incorporated in the state of Delaware. The Company designs and develops contact lenses and display eyewear for virtual reality and augmented reality applications for the leisure and professional markets.

Basis of presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect all adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position and results of operations for the periods ended June 30, 2022 and 2021, and December 31, 2021.

Certain risks and uncertainties – The Company operates in a highly regulated environment. The Company’s business also involves inherent risks, which include, among others, dependence on key personnel, reliance on single source vendors, availability of raw materials, and patentability of the Company’s products under development and liquidity constraints. Any of the technologies covering the Company’s existing products under development could become obsolete or diminished in value by discoveries and developments of other organizations. The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient funding or assets required to commence principal operations.

Liquidity and management’s plans – These financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. From inception through December 31, 2021, the Company has financed its operations through private debt and equity financings, as it has not generated any revenues from product sales to date. It has incurred losses since inception, has an accumulated deficit of $13,516,949 at December 31, 2021, and will require additional capital through the issuance of debt or equity securities to finance the continued development of the business. Management plans to sustain operations through deferring wages, additional preferred stock sales, convertible debt financing, debt financing from third parties, or other financing arrangements with financial institutions. During 2019 and 2020, the Company issued SAFE notes for $500,000 and $1,831,875. The Company also issued convertible notes totalling $2,480,592 during 2019. All convertible debt and SAFE notes were converted to Series A Preferred Stock in May 2021. The Company may need to raise additional debt or equity financing to fund operations, which may or may not be available. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates relate to the valuation of stock-based compensation expense, forecasts used in assessing the Company’s liquidity disclosures, and useful lives of property and equipment and intangible assets. Actual results could differ from those estimates.

F-5

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 2 – Summary of Significant Accounting Policies (continued)

Fair value of financial instruments – The Company’s financial instruments consist of cash and cash equivalents. The fair value of the Company’s financial instruments approximates their recorded values due to the short-term maturities of these financial instruments.

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs that are observable.

Level 3 – Inputs that are unobservable.

The fair value of warrants issued during prior periods was estimated on the date of issuance using the Black-Scholes method with the following assumptions:

	2019	2018
Expected term	5 years	5 years
Stock price on grant date	$0.38	$0.38
Interest rate	2.39%	2.83%
Volatility	120%	123%
Dividend yield	0%	0%

Cash and cash equivalents – Cash and cash equivalents include highly liquid investments with an original maturity of three months or less on the date of purchase.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, which are held with financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception.

Property and equipment, net – Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Laboratory equipment is depreciated over a three-year life, computer equipment is depreciated over a two-year life, and furniture and fixtures are depreciated over a seven-year life. Leasehold improvements are stated at cost and amortized using the straight-line method over the remaining lease term.

F-6

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 2 – Summary of Significant Accounting Policies (continued)

Intangible assets, net – It is the Company’s policy to capitalize patent filing fees for patents in which they believe they will receive an economic benefit. Intangible assets consist primarily of patent filing fees (Note 5). Intangible assets are amortized using the straight- line method over their useful lives of up to 20 years.

Impairment of long-lived assets – The Company reviews the carrying value of long-lived assets used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. As of June 30, 2022 and December 31, 2021, there were no indicators of impairment of long-lived assets.

Research and development costs – All research and development costs are charged to expense as incurred, except for certain supplies, which are expensed when used.

Revenue Recognition – The company has historically derived its revenue primarily from government grants and contracts. Cost reimbursement grant and contract revenue is recognized and recorded as related research expenses are incurred. The Company receives reimbursement for both direct costs and allocated indirect costs. Direct and indirect costs reimbursed by United States government agencies are subject to review and audit by such agencies. Advances received but not yet earned under the various research grants and contracts are reported as deferred revenue. Revenue in the current year is from a cost-plus based collaboration agreement received for providing the product and channel development services relating to an LV&B (low-vision and blindness) product-level solution.

Advertising expense – The Company expenses advertising costs as they are incurred. Advertising expense for the periods ended June 30, 2022 and December 31, 2021 was approximately $4,830 and $4,723, respectively.

Income taxes – The Company records deferred tax assets and liabilities resulting from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in taxable deductions or income in future years. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the date of change. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount expected to be realized.

F-7

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 2 – Summary of Significant Accounting Policies (continued)

Stock-based compensation – Compensation costs related to equity instruments granted are generally recognized at the grant-date fair value of the awards. Additionally, the Company accounts for forfeitures as they occur. No related tax benefits of the stock-based compensation costs have been recognized since the Company’s inception.

For the periods ended June 30, 2022 and December 31, 2021, the Company recognized $0 and $179,283, respectively, in stock-based compensation expense associated with equity awards granted to employees, directors, or officers of the Company or to third-party consultants.

Equity instruments awarded to non-employees are periodically remeasured as the underlying awards vest, unless the instruments are fully vested, immediately exercisable, and non-forfeitable on the date of grant.

The Company generally grants stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Board of Directors on the date the equity award was granted. The Board of Directors determines the value of the underlying stock by considering a number of factors, including third party valuation, historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s preferred stockholders, and the lack of liquidity of the Company’s common stock.

The fair value of options granted to employees and non-employees during the prior period was estimated on the date of grant using the Black-Scholes method with the following assumptions:

2021

Expected term	7 years
Interest rate	0.86%
Volatility	67%
Dividend yield	0%
Stock Price	$0.75

The Company estimates the term of the award for employees using the simplified method. For non-employees, the Company uses the contractual term, which is generally 10 years, as the expected term. As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards.

F-8

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 2 – Summary of Significant Accounting Policies (continued)

Recently issued accounting pronouncements – In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for leases currently classified as operating leases. Under the new standard a lessee will recognize a liability on the balance sheet representing the lease payments owed, and a right-of-use-asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. The new standard is effective for the Company on January 1, 2022. Early adoption of the standard is permitted. At this time, the Company believes the most significant impact to the financial statements will relate to the recording of a right of use asset and the associated liability. The Company has determined that it will not early adopt the standard and is currently evaluating the impact of the standard on the financial statements.

Subsequent events – The Company evaluated subsequent events through August 31, 2022, the date on which these financial statements were available to be issued (see Note 16).

Note 3 – Earnings per Share Attributable to Common Stockholders

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period without consideration for common stock equivalents. Diluted net income per share attributable to common shareholders is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common share equivalents, including stock options, restricted stock units and restricted stock awards, except in cases where the effect of the common stock equivalent would be antidilutive. Potential common stock equivalents consist of common stock issuable upon exercise of stock options and vesting of restricted stock units and restricted stock awards using the treasury stock method. All potentially dilutive shares are anti-dilutive for both years due to the Company’s net loss.

F-9

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 3 – Earnings per Share Attributable to Common Stockholders (continued)

	June 30, 2022	June 30, 2021
Basic earnings per share:
Net loss attributable to common stockholders (numerator)	$(1,424,666)	$(1,308,434)
Weighted-average common shares outstanding (denominator)	10,947,968	9,427,968
Basic earnings per share	$(0.13)	$(0.14)

Diluted earnings per share:
Net loss attributable to common stockholders (numerator)	$(1,424,666)	$(1,308,434)
Weighted-average common shares outstanding (denominator)	10,947,968	9,427,968
Diluted earnings per share	$(0.13)	$(0.14)

The potential dilutive effects of converting all outstanding convertible notes, SAFE notes options and warrants are outlined below. Convertible and SAFE notes were converted in May 2021 as part of the Series A preferred stock offering.

	2022	2021
Warrants	132,514	132,514
Stock options	2,737,781	2,437,684

Note 4 – Property and Equipment, Net

Property and equipment consist of the following at June 30, 2022 and December 31, 2021:

	2022	2021
Computer Equipment and Software	$121,202	$117,890
Office Equipment	$15,406	$0
Laboratory Equipment	$533,959	$348,382
Furniture and Fixtures	$39,196	$2,577
Leasehold Improvements	$46,056	$0
Less accumulated depreciation	(347,375)	(320,644)
	$408,444	$148,205

Depreciation expense related to property and equipment was $50,390 and $43,502 for the periods ended June 30, 2022 and 2021, respectively.

F-10

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 5 – Intangible Assets, Net

Intangible assets consist of the following at June 30, 2022 and December 31, 2021:

	2022	2021
Capitalized patent filing fees	$994,043	$900,888
Less accumulated amortization	(247,616)	(223,956)
	$746,427	$676,932

The Company has determined the patent filing fees to have an original useful life of 20 years based upon the estimated period the Company will obtain future economic benefit from the related patents. The patent filing fees are amortized over the estimated life using the straight-line method. Amortization expense of $23,660 and $14,248 for the periods ended June 30, 2022 and 2021, respectively, was recorded within general and administration expense. Estimated amortization expense related to intangible assets for the years ending December 31 are as follows:

2022 (July through December)	$24,851
2023	49,702
2024	49,702
2025	49,702
2026	49,702
Thereafter	522,768
$604,143

Note 6 – Shareholder Notes

A note from the CEO for $100,000 was issued in July 2020 at an interest rate of 1% per month. Four additional notes totalling $600,000 were issued in 2021 with $300,000 classified as short-term debt and the other $300,000 classified as long-term debt. In September, 2021, one note for $50,000 plus accrued interest was paid off. In January and March 2022, two notes for $100,00 and $350,000, respectively, plus accrued interest were paid off.

Note 7 – Convertible Notes

During 2019, the Company issued convertible notes (2019 Notes) for total proceeds, net of issuance costs of $126,772, of $2,402,337. All notes had a maturity date of January 22, 2021, and accrue simple interest at 5% per annum. All notes had a 20% conversion discount of the original issue price of new preferred stock. All convertible notes converted to Series A-2 Preferred Stock in May 2021.

F-11

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 8 – SAFE Notes

The Company issued SAFE notes in the amount of $1,831,875 and $500,000 for the years ended December 31, 2020 and 2019 for total proceeds, net of issuance costs of $20,346, of $2,311,529. All convertible notes converted to Series A-3 Preferred Stock in May 2021.

Note 9 – SBA Loans

The Company borrowed $112,420 in April 2020 from the US Small Business Administration under the Payroll Protection Program (PPP). The Company also borrowed $6,000.00 in April from the US Small Business Administration under the Economic Injury Disaster Loan (EIDL). The PPP loan was forgiven in April 2021 and both loans were written off then.

Note 10 – Stockholders’ Deficit

Preferred Stock

The following is a summary of terms for the preferred stock:

This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company’s Second Amended and Restated Certificate of Incorporation and Bylaws.

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the company or any transfer agent for the Preferred Stock into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the “Conversion Rate” for each such series.)

The Original Issue Price is $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to customary adjustments including for: (i) stock splits, (ii) anti-dilution adjustments from issuing new shares of common stock (with specified exceptions) at less than the conversion price and (iii) the effects a reorganization or reclassification of its common stock as set forth in the Second Amended and Restated Certificate of Incorporation).

Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended covering the offer and sale of Common Stock, provided that aggregate gross proceeds to the company are not less than $5,000,000 , (ii) upon the receipt by the company of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis) or, if later, the effective date for conversion specified in such requests, or (iii) upon the prior cumulative conversion of a majority of the Preferred Stock.

F-12

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 10 – Stockholders’ Deficit (continued)

Liquidation Rights. Subject to the rights of any series of Preferred Stock that ranks on liquidation prior to the Designated Preferred Stock, in the event of any liquidation, dissolution or winding up of the company, either voluntary or involuntary, the holders of the Designated Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Designated Preferred Stock held by them equal to the greater of (i) the Liquidation Preference specified for such share of Designated Preferred Stock, plus all declared but unpaid dividends (if any) on such share of Designated Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Designated Preferred Stock or (ii) such amount per share as would have been payable had all shares of Designated Preferred Stock been converted into Common Stock pursuant to the Second Amended and Restated Certificate of Incorporation prior to such liquidation, dissolution or winding up of the company.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified, the entire remaining assets of the company legally available for distribution shall be distributed pro rata to holders of the company and any other series of Preferred Stock entitled to continued participation in such distributions, in proportion to the number of shares of Common Stock held by them with equal priority, with the shares of such series of Preferred Stock being treated for this purpose as if they had been converted to shares of Common Stock at the then applicable conversion rate.

Dividends – In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on common stock in such calendar year. No Distributions shall be made with respect to the common stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred stock have been paid or set aside for payment to the preferred stockholders. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Subject to the rights of any series of Preferred Stock then outstanding that has a right to receive dividends prior to or on a parity with any series of Designated Preferred Stock, payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock.

After the payment or setting aside for payment of the dividends described above, any additional dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Designated Preferred Stock (and any other series of Preferred Stock entitled to share in such additional dividends) and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate.

Voting – Holders of preferred stock and the holders of common stock shall vote together and not as separate classes. Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. Each holder of shares of common stock are entitled to one vote for each share thereof held.

F-13

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 10 – Stockholders’ Deficit (continued)

Redemption – Except in the case of a liquidation event, preferred stock is not redeemable.

Additional rights – The holders of the Preferred Stock are entitled to certain protective provisions that require the company to obtain the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of the Preferred Stock (in addition to any other vote required by law or the Certificate of Incorporation or bylaws of the company), any such act or transaction or transactions effected without such approval being null and void ab initio and of no force or effect:

Amend, alter or repeal any provision of our Certificate of Incorporation or bylaws (including pursuant to a merger) if such action would materially adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the outstanding Preferred Stock;

Increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of any class of capital stock;

Authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Certificate of Incorporation of the company, as then in effect, that are senior to or on a parity with any series of Preferred Stock, provided, that the designation of shares of undesignated Preferred Stock into a new series of Preferred Stock having rights, preferences or privileges senior to or on parity with any series of Designated Preferred Stock will not be deemed to adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the outstanding Preferred Stock;

Redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); or Liquidate, dissolve, or wind-up the business and affairs of the Corporation, or consent, agree or commit to do any of the forgoing; and

Amend the Section providing for the above-referenced protections.

The company has entered into an Amended and Restated Stockholders’ Agreement with certain holders of shares of common stock (individually a the “Common Holder” and collectively the “Common Holders”), the holders of shares of Series Seed Preferred Stock, and the holders of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock (individually, an “Investor” and collectively, the “Investors” and together with the Common Holders, the “Stockholders”).

The company and its existing stockholders are in the process of entering into an Amended and Restated Stockholders’ Agreement. Purchasers of the Series A-1Preferred Stock will also enter into the Amended and Restated Stockholders Agreement. Pursuant to the Amended and Restated Stockholders’ Agreement, at each annual meeting of the stockholders of the company or any meeting of the stockholders of the company at which members of the Board of Directors are to be elected by the stockholders, the stockholders who are parties to this Agreement will agree to vote their shares to elect:

F-14

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 10 – Stockholders’ Deficit (continued)

two (2) Officer Designees (as defined below) as Common Directors;

one (1) Common Designee (as defined below) as a Common Director; and

one (1) Series Seed Designee (as defined below) as the Series Seed Director.

The designees to the Board described above, (each a “Designee”) are selected as follows:

The “Officer Designees” shall be Stephen Willey and Jerome Legerton for so long as Stephen Willey and Jerome Legerton remain officers, employees or consultants of the company, except that if Stephen Willey or Jerome Legerton declines or is unable to serve, their successors shall be designated by the holders of a majority of the shares of common stock held by the Common Holders.

The “Common Designee” shall be chosen by the Common Holders holding at least a majority of the shares of Common Stock held by all Common Holders, and who will initially be Shane Kim.

The “Series Seed Designee” shall be chosen by the Investors holding at least a majority of the outstanding shares of Series Seed Preferred Stock subject to the approval of the other members of the Board, whose consent shall not be unreasonably withheld, and who will initially be Jeff Bradley.

F-15

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 10 – Stockholders’ Deficit (continued)

Common stock reserved for future issuance – Common stock and Series Seed Preferred stock reserved for future issuance consists of the following at June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Common Shares
Authorized	50,000,000	50,000,000
Issued	10,447,968	9,447,968

Remaining to be issued	40,552,032	40,552,032

Series Seed Preferred
Authorized	3,518,238	3,518,238
Issued	3,518,238	3,518,238

Remaining to be issued	-	-

Series A-1 Preferred
Authorized	5,000,000	5,000,000
Issued	2,099,089	1,868,345

Remaining to be issued	2,900,911	3,131,655

Series A-2 Preferred
Authorized	1,610,514	1,610,514
Issued	1,610,514	1,610,514

Remaining to be issued	-	-

Series A-3 Preferred
Authorized	1,123,787	1,123,787
Issued	1,123,787	1,123,787

Remaining to be issued	-	-

Undesignated Preferred Stock
Authorized	5,000,000	5,000,000
Issued	-	-

Remaining to be issued	5,000,000	5,000,000

F-16

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 11 – Stock Option Plan

Stock options – In 2008, the Company adopted the 2008 Equity Incentive Plan (the Equity Incentive Plan) that provides for the issuance of up to 1,000,000 incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. As of January 1, 2016, the Company had authorized the issuance of up to 1,950,000 incentive and nonqualified common stock options. On June 11, 2017, the Company authorized an additional 1,952,732 shares of common stock for issuance under the Plan. As of December 31, 2017, there were 2,231,274 shares available for grant under the Plan. The Equity Incentive Plan provides for the grant of incentive stock option and non-statutory stock options awards to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The contractual term of options granted under the Equity Incentive Plan is four years. The options generally vest over the requisite service period of four years. The following table summarizes the Company’s stock option activity:

Outstanding at December 31, 2020	2,045,281

Vested at end of year	1,742,121
Shares expected to vest	303,160

Vested and expected to vest	2,045,281

Outstanding at December 31, 2021	2,345,184

Vested at end of year	1,992,307
Shares expected to vest	352,877

Vested and expected to vest	2,345,184

Granted during the year	299,903

Outstanding at June 30, 2022	4,279,847

Vested at end of year	2,067,214
Shares expected to vest	2,212,633

Granted during the year	1,994,663
Returned during the year	(60,000)

The weighted-average grant-date fair value per share of options granted during the periods ended June 30, 2022 and December 31, 2021, was $0.79 and $0.75, respectively. The intrinsic value for the periods June 30, 2022 and December 31, 2021, was $282,240 for both periods.

During the periods ended June 30, 2022 and December 31, 2021, 93,969 and 247,270 and options vested, respectively, with weighted-average grant-date fair value per share at June 30, 2022 and December 31, 2021, of $0.20 and $0.43, respectively.

At June 30, 2022, there were 2,212,633 unvested options outstanding that have a weighted-average life of 5.9 years, which have a weighted-average grant-date fair value per share of $0.76. For the period ended June 30, 2022, the Company granted 912,294 stock options to consultants.

In accounting for stock options with performance conditions, the Company assesses the probability that performance conditions will be achieved and, if probable, compensation cost is accrued and recognized ratably over the estimated service period to achieve the performance conditions. If the Company assesses that is not probable the performance conditions will be achieved, no compensation cost is recognized. None of the stock options that have been granted to consultants have been exercised.

F-17

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 12 – Income Taxes

Significant components of the Company’s deferred tax assets at December 31 are shown below. A valuation allowance of $4,173,536 has been recorded at December 31, 2020, to offset the deferred tax assets as realization of such assets does not meet the “more likely than not” threshold. The change in the valuation allowance was $1,195,436 for the year ended December 31, 2020.

2021
Deferred tax assets
Accrual to cash	$405,057
Net operating loss carryforwards	2,401,581
Other	132,936

Total deferred tax assets	$2,939,574

Deferred tax liabilities
Intangibles	$(142,156)
Other	(13,880)

Total deferred tax liabilities	$(156,036)

Net deferred tax assets	$2,783,538

Less valuation allowance	(2,783,538)

Net deferred tax assets	$-

F-18

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 12 – Income Taxes (continued)

At December 31, 2021, the Company has federal net operating loss carryforwards of $11,436,101. The federal loss carryforwards begin to expire in 2031 unless previously utilized. Utilization of the net operating loss may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by IRC Section 382.

The Company applies authoritative guidance relating to the accounting for uncertainty in income taxes. The guidance outlines the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained. There are no unrecognized tax benefits included in the Company’s balance sheet at December 31, 2021. The Company has not recorded any interest or penalties due to uncertain tax positions.

The Company’s effective tax rate differs from the amount computed by applying the statutory federal income tax rate of 21% to pre-tax losses due to the effects of nondeductible items and the valuation allowance. The Company files an income tax return in the U.S. Federal, Florida and California jurisdictions. Generally, the Company’s statute of limitations remains open for tax years since 2011 due to the net operating loss carry forwards.

Note 13 – Commitments and Contingencies

Operating leases – The Company leases office space in San Diego, California and Bellevue, Washington.

Rental expense for the periods ended June 30, 2022 and 2021, totalled $86,944 and $23,867, respectively.

As of June 30, 2022, future minimum rental payments required under operating leases and services agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

2022 (July through December)	$48,760
2023	$100,666
2024	$103,182
2025	$106,328
2026	$109,473
Thereafter	$18,784

Note 14 – Related Parties

The Company engages Global Ophthalmic Consultants, LLC to perform certain clinical lab consulting and support services for the Company. Dr. Jerome Legerton, Innovega’s Chief Regulatory and Clinical Officer, is also a principal of Global Ophthalmic Consultants, LLC. During the periods ended June 30, 2022 and 2021, the Company paid Global Ophthalmic Consultants, LLC $12,076 and $0, respectively. As of the periods ending June 30, 2022 and 2021, the Company had no outstanding amounts due, or receivables from, Global Ophthalmic Consultants, LLC.

F-19

Innovega Inc.

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2022 and December 31, 2021

Note 14 – Related Parties (continued)

The Company borrowed $200,000 from the CEO, Stephen Willey, as three shareholder notes each at an interest rate of 1% per month. The first note for $100,000 was in July 2020 and the other two notes for $50,000 each were in March 2021. All notes remain outstanding.

The Company also borrowed $100,000 from the Chief Clinical Officer, Jerome Legerton, in March 2021 at an interest rate of 1% per month. In January 2022, this note was repaid in full, including all accrued interest,.

The Company also borrowed $400,000 from two individual in March 2021, as two shareholder notes each at an interest rate of 1% per month. The Company borrowed $50,000 from a Director, Jeffrey Bradley, and $350,000 from an investor, Brian Chou. The note for $50,000 to Jeffrey Bradley was repaid in full, including all accrued interest, in September 2021. The note for $350,000 to Brian Chou was repaid in full, including all accrued interest, in January 2022.

Note 15 – Defined Contribution Plan

The Company has established a 401(k) plan, a defined contribution plan for its employees, with eligibility commencing on an employee’s date of hire. Contributions to the 401(k) plan are based on a percentage of the employee’s gross compensation, limited by Internal Revenue Service guidelines for such plans. The Company made matching contributions to the plan for the periods ending June 30, 2022 and 2021, of $18,092 and $15,153, respectively.

Note 16 – Subsequent Events

In 2021, the Company has filed Form 1-A with the Securities and Exchange Commission (SEC) as part of its planned Reg A+ Offering. The Company was notified on February 4, 2021 that the firm’s Form 1-A was accepted by the SEC. The Form 1-A was qualified by the SEC on March 31, 2021 and ended with SeedInvest in November 2021 and then it was continued with a new placement agent (StartEngine) effective March 15, 2022. As of August 31, 2022, the Company has raised total gross proceeds of approximately $6.3 million from this Series A-1 Offering.

The notes for $100,000 and $350,000 to Jerome Legerton and Brian Chou, respectively, were both repaid in full, including all accrued interest, in January 2022.

Management is continuing to evaluate the on-going outbreak of the COVID-19 virus and its impact on the Company’s operations and financial performance and has concluded that while it is reasonably possible that the virus could have a negative effect on the fair value of the Company and results of operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has terminated its lease for the San Diego office and research facility located at 6181 Cornerstone Ct., Suite 103, San Diego, CA 92121 effective April 30, 2022.

The Company has signed a new lease in September 2021 commencing in January 2022. The lease will run for 62 months from the commencement date. The Company will lease 5,243 square feet at an average weighted cost of approximately $1.65 per square foot.

On August 31, 2022, the company issued three (3) promissory notes for an aggregate of $750,000. Each of these (3) three promissory notes have a maturity date of May 31, 2023 and bear interest at 18% annually. Interest is paid monthly at 1.5% per month.

F-20

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this Report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation (included as exhibit 2.1 to the company’s Form 1-A/A filed on March 15, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-1.htm

2.2	Bylaws (included as exhibit 2.2 to the company’s Form 1-A/A filed on March 15, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-2.htm

3.1	Form of Amended and restated Stockholders’ Agreement (included as exhibit 3.1 to the company’s Form 1-A filed on February 4, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-1.htm

4.1	Form of Subscription Agreement (included as exhibit 4 to the company’s Form 1-A POS filed on January 20, 2022,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315222001632/ex4.htm

4.2	Form of Direct Subscription Agreement (included as exhibit 4.2 to the company’s Form 1-U filed on April 22, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221009455/ex4-2.htm

6.1	Innovega Inc. 2008 Equity Incentive Plan (included as exhibit 6.1 to the company’s Form 1-A filed on February 4, 2021,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex6-1.htm

8.1	Form of Escrow Agreement (included as exhibit 8.2 to the company’s Form 1-A POS filed on December 27, 2021,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221032541/ex8-2.htm

7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, State of Washington, on, September 15, 2022.

INNOVEGA INC.

By	/s/ Stephen Willey
Stephen Willey,
Chief Executive Officer

The following persons in the capacities and on the dates indicated have signed this Report.

/s/ Stephen Willey
Stephen Willey,
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
Date:	September 15, 2022

/s/ Jerome Legerton
Jerome Legerton,
Chief Clinical & Regulatory Officer, Secretary and Director
Date:	September 15, 2022

/s/ Shane Kim
Shane Kim,
Director
Date:	September 15, 2022

/s/ Jeff Bradley
Jeff Bradley,
Director
Date:	September 15, 2022